Chef Danielle Leoni, Ambassador for the Good Fish Foundation and ASIC


Your Life
ARIZONA

I’ve made it my business to be an expert on sourcing the best sustainable seafood for my professional and personal kitchen. That journey started as Executive Chef and owner of the acclaimed restaurant, The Breadfruit & Rum Bar in Arizona (2020). Being known for setting a national standard for green dining and sustainable seafood took me across America to as an ambassador of the James Beard Foundation and Monterey Bay Aquarium then to Europe as Ambassador for the Good Fish Foundation and Asian Seafood Improvement Collaborative (ASIC).

I’ve always seen sustainability through the lens of food and have always been excited to share the exceptional quality and taste of Royal Caridea’s Arizona Desert Shrimp. The Arizona Desert Shrimp hit that sweet spot where quality, taste, and availability come together to offer a chef exactly what is needed to deliver an outstanding culinary experience.

And Royal Caridea’s Arizona Desert Shrimp does this plus takes it one step further.

They also allow chefs to satisfy the ever growing and important demand for ecologically and socially sustainable shrimp.

Royal Caridea’s Arizona Desert Shrimp is a brand that I proudly cook, eat, serve, and share!





Chef Danielle